SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 07 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT 1.1	Additional Listing dated 04 May 2010
EXHIBIT 1.2	Transaction in Own Shares dated 05 May 2010
EXHIBIT 1.3	Holding(s) in Company dated 07 May 2010
EXHIBIT 1.4	Director/PDMR Shareholding dated 11 May 2010
EXHIBIT 1.5	Transaction in Own Shares dated 13 May 2010
EXHIBIT 1.6	Transaction in Own Shares dated 14 May 2010
EXHIBIT 1.7	Transaction in Own Shares dated 18 May 2010
EXHIBIT 1.8	Update on Gulf of Mexico Oil Spill Response dated 18 May 2010
EXHIBIT 1.9	Transaction in Own Shares dated 26 May 2010
EXHIBIT 2.0	Total Voting Rights dated 28 May 2010

EXHIBIT 1.1

BP p.l.c.("the Company")
---------------------------------------

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 10,000,000 Ordinary shares of US$0.25 each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 6 May 2010 and trading will commence on 7 May 2010.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Schemes	Shares
EXECUTIVE SHARE OPTION SCHEMES	10,000,000

When issued these shares will rank pari passu with the existing Ordinary shares.

EXHIBIT 1.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  5 May 2010

BP p.l.c. announces that on 4 May 2010 it transferred to participants in its employee share schemes 23,061 ordinary shares at prices between 420.00 pence and 500.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,860,816,344 ordinary shares in Treasury, and has 18,785,482,332 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.3

BP p.l.c. received on 6 May 2010 from L&G a notification of their interests in BP Ordinary Shares of US$0.25 each dated 6 May 2010. The disclosure of their interest in accordance with DTR5 is attached.

This notice is given in fulfilment of BP p.l.c.’s obligation under DTR 5.8.12

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BP Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	04 May 2010
6. Date on which issuer notified:	06 May 2010
7. Threshold(s) that is/are crossed or reached:	L&G (From 4% to 3%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Indirect	Direct	Indirect
Ordinary USD 0.25	872,006,734 (As on 01/05/2008)	751,083,692	751,083,692		3.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
751,083,692			3.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) ( 751,083,692 - 3.99%= LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 631,897,197 – 3.36%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) ( 631,897,197 – 3.36%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 18,785,482,332
14. Contact name:	Wayne Powell (LGIM)
15. Contact telephone number:	020 3124 3851

EXHIBIT 1.4

BP p.l.c. was advised on 10 May 2010 by Computershare Plan Managers that on 10 May 2010 the following Directors and senior executive (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £5.539 per share through participation in the BP Sharematch UK Plan
:-
Directors

Dr A.B. Hayward          55 shares
Mr I.C. Conn                 55 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                  58 shares
Mr S. Westwell              58 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

EXHIBIT 1.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  13 May 2010

BP p.l.c. also announces that on 12 May 2010 it transferred to participants in its employee share schemes 1,940,794 ordinary shares at a price of 553.90 pence per share.  These shares were previously held as treasury shares.

BP p.l.c. announces that on 10 May 2010 it transferred to participants in its employee share schemes 4,712 ordinary shares at prices between 420.00 pence and 500.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,858,870,838 ordinary shares in Treasury, and has 18,788,186,718 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 May 2010

BP p.l.c. announces that on 13 May 2010 it transferred to participants in its employee share schemes 461,828 ordinary shares at prices between 420.00 pence and 553.90  pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,858,409,010 ordinary shares in Treasury, and has 18,788,648,546 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 May 2010

BP p.l.c. announces that on 17 May 2010 it transferred to participants in its employee share schemes 4,159 ordinary shares at prices between 420.00 pence and 500.00  pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,858,404,851 ordinary shares in Treasury, and has 18,788,652,705 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.8

press release

May 18, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Subsea efforts continue to focus on progressing options to stop the flow of oil from the well through interventions via the blow out preventer (BOP), and to collect the flow of oil from the leak points. These efforts are being carried out in conjunction with governmental authorities and other industry experts.

The riser insertion tube tool (RITT) containment system that was put into place in the end of the leaking riser is operational. It is estimated to be collecting and carrying about 2,000 barrels a day (b/d) of oil to flow up to the drillship Discoverer Enterprise on the surface 5,000 feet above. Produced oil is being stored on the drillship while produced gas is being flared.

It is expected that it will take some time to increase the flow through the system and maximise the proportion of oil and gas flowing through the broken riser that will be captured and transported to the drillship.

This remains a new technology and both its continued operation and its effectiveness in capturing the oil and gas remain uncertain. Other containment options continue to be progressed.

BP also continues to develop options to shut off the flow of oil from the well through interventions via the failed BOP.

Plans continue to develop a so called "top kill" operation where heavy drilling fluids are injected into the well to stem the flow of oil and gas, followed by cement to seal the well. Most of the equipment is on site and preparations continue for this operation, with a view to deployment in the next week or so. Options have also been developed to potentially combine this with the injection under pressure of a variety of materials into the BOP to seal off upward flow.

Work on the first relief well, which began on May 2, continues. The DDII drilling rig began drilling the second relief well on May 16. Each of these wells is estimated to take some three months to complete from the commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea. Over 750 vessels are involved in the response effort, including skimmers, tugs, barges and recovery vessels.

Intensive operations to skim oil from the surface of the water have now recovered, in total, some 158,000 barrels (6.6 million gallons) of oily liquid. The total length of boom deployed as part of efforts to prevent oil reaching the coast is now more than 1.7 million feet, including over 400,000 feet of sorbent boom.

In total over 19,000 personnel from BP, other companies and government agencies are currently involved in the response to this incident. So far 15,600 claims have been filed and 2,700 have already been paid.

On 17 May, BP announced further grants, totalling $70 million, to Florida, Alabama, Louisiana and Mississippi to help mitigate the economic impact of the oil spill. Including these grants, the cost of the response to date amounts to about $625 million, including the cost of the spill response, containment, relief well drilling, previous grants to the Gulf states, settlements and federal costs.

---

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
Unified Command Joint Information Center
:+1 985-902-5231
www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

- ENDS -

EXHIBIT 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  26 May 2010

BP p.l.c. announces that on 24 May 2010 it transferred to participants in its employee share schemes 11,736 ordinary shares at prices between 420.00 pence and 500.00  pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,858,393,115 ordinary shares in Treasury, and has 18,788,700,351 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.0

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 28 May 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,788,700,351 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,793,782,851. This figure excludes (i) 1,858,393,115 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                  **********************

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary